Mail Stop 4561

July 25, 2006

By U.S. Mail and Facsimile to (630) 495-2092

Mr. Duane G. Debs
President and Chief Financial Officer
West Suburban Bancorp, Inc.
711 South Meyers Road
Lombard, Illinois 60148

      Re: **West Suburban Bancorp, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 14, 2006
               File No. 000-17609

Dear Mr. Debs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Nature of Business and Summary of Significant Accounting Policies

General

1. Please revise to disclose your revenue recognition policy for your insurance and travel services and quantify the revenues from these operations.

Operating Segments, page 10

2. Your disclosure on page 3 of Form 10-K indicates that you are involved in a variety of operations, including banking, travel services, insurance and stored value card products. It is not clear to us how you determined that the bank's operations represent a single operating segment. Please tell us how you have considered the guidance of paragraphs 16 through 19 of SFAS 131 in making this determination and provide us your quantitative analysis.

Loans and Allowance for Loan Losses, page 10

3. Please revise to disclose the methodology you use to amortize deferred loan fees. Refer to paragraph 5 of SFAS 91.

Note 2: Securities, page 14

4. Please revise to separately disclose the obligations of the US Treasury and US government sponsored entities. Refer to the December 2005, *Current Accounting and Disclosure Issues in the Division of Corporation Finance* posted on our website.

Selected Financial Data, page 30

5. It appears the adjustments to shareholders' equity made in order to present book value per share, return on equity, and ratio of average equity to average assets are non-GAAP measures. Please revise here and throughout the filing, where appropriate, to label such information as "non-GAAP" and include the following:

- A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

- The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

- How management compensates for the limitations;

- Why management believes the non-GAAP financial measure provides useful information to investors; and,

- A tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

Refer to the guidance of Item 10(e) of Regulation S-K as well as the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.

* * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. In your response, please represent to us your intention to revise your future filings and provide us with your intended disclosures to be included in your future filings. Please file your response on EDGAR. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant